

Al Dampier, Jr. DPH · 3rd

"TALENT IS THE DIFFERENCE!" Talent Acquisition, Talent Assessment, Startup Advisor, Board Member, Hogan Certified, Author, 3x co-founder

Austin, Texas · 500+ connections · Contact info

Univoice App

Samford University

Featured



http://www.chinapharmard.com/agenda.php

Leading 2 workshops on "Innovation" at the China Pharmaceutical R&D Summit...

Nashville Business Journal

prnewswire.com

Veteran Executives Launch Life Sciences Consulting Practice

Disti
Rein

"9th
Reim

Experience

Board Member

Univoice App

Jan 2019 – Present · 1 yr 7 mos

Austin, Texas Area

Managing Partner

Dampier Consulting Group

Dec 2011 – Present · 8 yrs 8 mos

Austin, Texas Area

Improving your business through a Strategic Framework for Growth and targeted management consulting . Fortune 100, start up and turnaround experience.
* Fractional CXO CBD, Hemp Oil company
* Fractional COO Specialty Pharmacy

...**see mor**



City Paper200908240928...



Co-Founder

RxGenomix

Jan 2014 – Present · 6 yrs 7 mos

Greater Nashville Area, TN

Early stage healthcare, life sciences and technology company focused on improved patient outcomes through pharmacogenomics

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Managing Member

The Start Center, LLC

Apr 2015 – Nov 2017 · 2 yrs 8 mos

Greater Nashville Area, TN

Speer-headed a turnaround and deep dive in compliance with an outpatient healthcare facility for success in treating patients in recovery or suffering from addiction. Acquired the organization and created a process of complete overhaul of all systems including hiring and managing 5 physicians. Opiate addiction is a national problem that touches families ...**see mor**

Chief Strategy, Revenue Officer (CSRO)

AgilitX

Jun 2014 – Apr 2015 · 11 mos

Greater Atlanta Area

Worked closely with the CEO and President to develop a life sciences strategy for Artificial Intelligence and near real time data using multiple data sources. Successfully launched pilots in biotech organizations targeting integrated disease networks in Boston and Minneapolis.

...**see mor**

Show 4 more experiences ∨

Education



Samford University
Bachelor of Pharmacy - BPharm, pharmacy
1978 – 1980
Activities and Societies: Drug Abuse Committee Chair, APHA; Public Service Achievement
Award

Licensed Pharmacist in the State of Alabama and Tennessee



Auburn University
Medicinal and Pharmaceutical Chemistry
1975 – 1977

Roamed the streets of Auburn through Middle School. It was fun to return in college.

Licenses & Certifications



Pharmacogenomics
University of Florida
Issued Aug 2016 · Expires Dec 2026

Hogan Executive Coaching for Individuals and Teams
Hogan Executive Coach for Individuals and Teams

Volunteer Experience



Board Member
YMCA
Jan 2008 – Dec 2012 • 5 yrs
Health

the people at the Y are so motivated to assist others in paths to better health.



Nominated Man of the Year
The Leukemia & Lymphoma Society
Jan 2004 – Dec 2010 • 7 yrs

Health



Public Service
Samford University

Health

Public Service Achievement Award and recognition for work in Opioid, Drug and Marijuana Abuse Awareness





